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                                                                       EXHIBIT 8




                                August 14, 1996


Household Consumer Loan Trust 1996-2
c/o Household Finance Corporation
2700 Sanders Road
Prospects Heights, IL  60070


     Re: Household Consumer Loan Asset Backed Notes, Series 1996-2, Class A-1, A-2 and A-3 Notes (the "CLASS A NOTES") and Class B Notes (the "CLASS B NOTES") (collectively, the "NOTES").

Ladies and Gentlemen:

     We have acted as special counsel to Household Finance Corporation, a Delaware corporation (the "SERVICER"), Household Consumer Loan Corporation, a Nevada corporation (the "SELLER"), and Household Consumer Loan Trust 1996-2, a Delaware business trust (the "ISSUER") for the purpose of rendering various opinions on matters related to the Notes and Certificates to be issued by the Issuer. The certificates represent undivided beneficial interests in the Issuer (the "CERTIFICATES"). This opinion (this "OPINION") is delivered in connection with the preparation and filing of a registration statement on Form S-1 (Registration No. 333-6047) and Form S-3 (Registration No. 333-6047-01 and 333-6047-02), as amended (the "REGISTRATION STATEMENT") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the Notes.

     You have asked for our opinion under the United States Federal income tax laws and the Employee Retirement Income Security Act of 1974, as amended ("ERISA") as to the characterization of the Notes, and whether the Deposit Trust or the Issuer will be characterized as an association (or publicly-traded partnership) taxable as a corporation. Based upon our review of the Reviewed Documents (defined herein) and certain assumptions and representations of the parties to this transaction described in this Opinion and for the reasons hereinafter set forth, it is our opinion (i) that the Notes will be characterized as indebtedness for Federal income tax purposes, (ii) that neither the Deposit Trust nor the Issuer will be characterized as an association taxable as a corporation, or as a publicly-traded partnership taxable as a
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corporation, for Federal income tax purposes, and (iii) that the Notes will be classified as indebtedness without substantial equity features for purposes of ERISA.

     This Opinion is for the benefit of and may be relied upon by (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated and its counsel, Brown & Wood, in connection with respective transactions contemplated by the Underwriting Agreement for the sale of the Notes, (b) Moody's Investors Service, Inc., Standard & Poor's Ratings Group, Duff & Phelps Credit Rating Co., and Fitch Investors Service, Inc., in connection with the rating of the Notes, (c) Texas Commerce Bank National Association, in its respective capacity as Trustee for the Deposit Trust (the "DEPOSIT TRUSTEE"), (d) The Chase Manhattan Bank Delaware in its respective capacity as Trustee for the Issuer (the "OWNER TRUSTEE"), and
(e) The Bank of New York as Trustee under the Trust Indenture for the Notes (the "INDENTURE TRUSTEE" and the "INDENTURE" respectively), (f) our clients named above, and (g) prospective investors in and purchasers of the Notes. (The persons listed in the foregoing sentence are hereinafter referred collectively as the "RELIANCE PARTIES"). We also consent to the filing of this Opinion as an exhibit to the Registration Statement. This Opinion may not be relied upon by, nor may copies be filed with or delivered to, any other person or used for any other purpose without our prior written consent.

     Capitalized terms for which meanings are provided in the Indenture, unless otherwise defined herein, are used herein with such meanings. The opinions expressed herein are based solely upon and limited to the United States Federal income tax laws, and the laws under ERISA. We do not express any opinion herein concerning any other law.

DOCUMENTS REVIEWED; INVESTIGATION; ASSUMPTIONS

     In connection with this Opinion, we have examined the Registration Statement of the Issuer and the exhibits thereto, as such exhibits have been amended through the date of this letter (the "REVIEWED DOCUMENTS"). These include, in particular, the following documents:

     a) The Trust Agreement (the "TRUST AGREEMENT") between the Seller and the Owner Trustee;

     b)  The Indenture;

     c) The Administration Agreement among the Seller, the Servicer and the Owner Trustee;

     d) The Pooling and Servicing Agreement (the "POOLING AND SERVICING AGREEMENT") dated as of September 1, 1995, among the Seller, the Servicer and the Deposit Trustee, including exhibits thereto;
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     e) The Series 1996-2 Supplement, pursuant to which a participation interest in consumer receivables and participation interests (the "SERIES
        1996-2 PARTICIPATION") will be issued to the Seller for conveyance to the Issuer; and

     f) The Receivables Purchase Agreement dated as of September 1, 1995, between the Seller as purchaser and various subsidiaries of the Servicer for the purchase of consumer loan receivables by the Seller.

In our examination of the Reviewed Documents, we have assumed the genuineness of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals from which any such copies were made, none of which assumptions have we independently confirmed.

     In our examination, we have further assumed, without independent investigation, the following:

     a) The due execution and delivery of the Reviewed Documents without material change by the parties thereto;

     b) The full legal power and authority of the parties thereto to execute, deliver and perform their obligations under the Reviewed Documents;

     c) The fulfillment of and material compliance by the parties thereto with all the terms and conditions of the Reviewed Documents, the accuracy of all representations and warranties contained therein, and the binding effect and enforceability of the Reviewed Documents against the parties thereto;

     d) That the conduct of the parties to the Reviewed Documents with respect to the transactions contemplated thereby complies with any requirement of good faith, fair dealing, and conscionability, and that there will not be any mutual mistake of fact or misunderstanding, fraud, duress, or undue influence that would serve as a basis for non-performance of any of the terms and conditions of the Reviewed Documents.

We are also relying upon certain representations of the officers of the
Servicer and the Seller, as referred to herein.
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     This Opinion is expressly subject to there being no material change in the law after the date of this Opinion, and assumes without further investigation that all assumptions and facts set forth herein are and remain true and valid. However, with respect to the assumptions we have made herein, nothing has come to our attention which conflicts with such assumptions. This Opinion is given as of the date hereof, and we expressly disclaim any obligation to update this Opinion or to give notice to any Reliance Party of any future change in facts or law that might affect the opinions set forth herein. Captions used in this Opinion are for convenience only, and should not be regarded as having any independent meaning.

     1. CHARACTERIZATION OF THE NOTES. The question of whether a financial instrument qualifies as "indebtedness" for Federal income tax purposes is determined under relevant case law, rather than by any statute or regulations. The multitude of cases addressing this issue rely on numerous and varying factors in reaching their conclusions, many of which are subjective in nature, and no case or ruling addresses the income tax consequences of a transaction on the precise facts of the issuance of the Notes. However, we have arrived at our conclusion that the Notes will be treated as "indebtedness" for Federal income tax purposes based upon an application of the factors commonly used in this analysis, as follows:

          (a) The Form of the Instrument. The Notes are in the form of debt instruments, administered under a collateral trust indenture having an independent institutional trustee. The Notes constitute a written unconditional promise to pay on a specified date a sum certain in money in return for an adequate consideration in money.

          (b) Fixed Maturity Date. The Notes have a fixed maturity date of approximately 10 years from issuance, within the range of commonly found forms of indebtedness.

          (c) Fixed Interest Rate. The Notes will bear interest at a stated, fixed rate, reset periodically based upon changes in an objective index, and the calculation of interest due will not be contingent upon the income or profits of the Issuer.

          (d)   Relative Assurance of Repayment.  The Notes will be rated AAA for the Class A-1 Notes, AA for the Class A-2 Notes, A for the
                Class A-3 Notes, and BBB for the Class B Notes or their
                equivalent by two or more of the Rating Agencies upon issuance.
                The Notes are secured upon issuance by a first perfected
                security interest in the Series 1996-2 Participation, the
                principal amount of which exceeds the Security Balance of the
                Notes by the amount of the Security Balance of the Certificates and the
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               Overcollateralization Amount, and the Pass-Through Rate of which exceeds the weighted average interest rate of the Notes. By the terms of the Indenture, principal payments are to be made on the Notes in proportion to reductions in the principal balance of the Series 1996-2 Participation Invested Amount, with certain additional payments, so that the Notes remain fully secured at all times.

          (e) Remedies to Enforce Payment of Principal and Interest. Pursuant to the Indenture, Noteholders will have the right to exercise remedies in the event of a default in the payment of principal and interest in a full and timely manner, which remedies are typical of the remedies afforded to secured lenders. We expect the Indenture Trustee and the Noteholders would exercise such remedies, and there is nothing to indicate they would not. Similarly, the Issuer and the Certificateholders should expect that if the debt to the Noteholders is not repaid in accordance with its terms, such remedies will be exercised against the Issuer and its assets.

         (f) Convertibility. The Notes are not convertible into Certificates of the Issuer or other forms of equity in the Issuer.

         (g) Participation in Management. Noteholders will acquire no right to participate in management of the Issuer as a result of purchasing Notes, absent default. As stated above, the default remedies in the Notes are customary.


         (h) Relative Seniority of the Notes. The Notes will be senior debt of the Issuer (the Notes being subordinated only inter se), and are in fact expected to be the only debt of the Issuer other than its obligations to service providers and certain governmental fees and assessments.

         (i) Intent of the Parties. By the terms of the Indenture, the Issuer, the Indenture Trustee and the Noteholders each agree to treat the Notes as indebtedness for Federal, state and local income and franchise tax purposes.
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         (j)   Commonality of Lenders and Owners.  The Notes will not be paired with the Certificates, and are being sold in a separate offering. There will be no necessary relationship between the Noteholders and the Certificateholders or the Seller. Because of differences in interest indicies and certain accelerated principal payments on the Notes, there is not precise matching, as a contractual matter, of the payment terms on the Issuer's assets and the terms of the Notes.

         (k) Adequate Capitalization of the Issuer. The Notes will be senior in right of payment to the Certificates and to the payment of the Holdback to the Seller. The Certificates themselves are expected to be rated at least BBB- or its equivalent by two of the Rating Agencies, and will be offered to investors unrelated to the Seller. In light of the fact there will be no third-party guaranties or insurance providing credit enhancement for the Notes, the credit rating of the Notes and of the Certificates and the collateralization provisions for the Notes indicate that the Issuer will have sufficient equity to avoid recharacterization of the Notes as equity.

         (l) Ability to Borrow from Third Parties. The Issuer's activities are restricted by the terms of the Trust Agreement, and forbid its borrowing other than through issuing the Notes. The purchase of the Notes by third parties pursuant to the offering by the Underwriter is indicative of the Notes qualifying as debt.

See R.A. Hardman, 87-2 USTC Paragraph 9523, 827 F.2d 1409 (9th Cir. 1987) (applying factors to purchase note between shareholder and corporation); Fin Hay Realty Co. v. U.S., 68-2 USTC Paragraph 9438, 398 F.2d 694 (3rd Cir. 1968) (applying factors to shareholder loans to corporation); Nassau Lens Co. v.
CIR, 62-2 USTC Paragraph 9723, 308 F.2d 39 (2d Cir. 1962)(discussing relative importance of subjective intent and objective standards in related-party transaction); Willis L. Wright, 63 TCM 1965 (1992)(parties must have good faith intent to act as borrower and lender); RACAL Electronics, Inc., 60 TCM 756 (1990)(applying factors to intercompany loan). See generally Mertens Law of Federal Income Taxation, Section 26.16 (Clark Boardman Callaghan); Plumb, "The Federal Income Tax Significance of Corporate Debt: A Critical Analysis and a Proposal", 26 Tax Law Review 369 (1972).

     The IRS has announced its intent to scrutinize financial instruments designed as debt for Federal income tax purposes, but as equity for regulatory, rating agency or financial accounting purposes, to see if their purported debt status for tax purposes is appropriate. Such instruments include those having a variety of equity features, including an unreasonably long maturity or an
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Household Consumer Loan Trust 1996-2
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inability to repay the instrument's principal with the Issuer's equity.  Notice
94-47, I.R.B. 1994-19, 9. The Notes have none of the characteristics described in the Notice. It should be noted that under Section 385 of the Internal Revenue Code (the "CODE"), the Treasury is authorized to prescribe such regulations as may be necessary or appropriate to determine whether an interest in a corporation is to be treated for purposes of the Code as stock or indebtedness, or as part stock and part indebtedness. Such regulations were proposed in 1980 and withdrawn in 1983. While those regulations, as proposed, did not squarely address the treatment of noncorporate asset-backed securities such as the Notes, and gave the IRS substantial discretion in their application, it is our belief the Notes would have qualified as indebtedness for Federal income tax purposes under the principles of those regulations. However, there can be no assurance that in the future, the Treasury will not issue regulations under Code Section 385, or issue other rulings, which call into question the income tax characterization of the Notes. If the Notes were recharacterized as equity, such could have the result of causing the Issuer to be treated as a "publicly-traded partnership", with the consequences described below.

     2. CHARACTERIZATION OF THE DEPOSIT TRUST AND THE ISSUER. In form, the Deposit Trust is a common-law trust, and the Issuer is organized as a trust under the Delaware Business Trust Statute. However, an arrangement for the conveyance to trustees of legal title to property for the benefit of beneficiaries will not be classified as trusts for purposes of the Code if they are more than arrangements simply to protect or conserve the property for the beneficiaries. Trusts created by or on behalf of the beneficiaries simply as a device to carry on a profit-making business which normally would have been carried on through business organizations classified as corporations or partnerships will not qualify as trusts under the Code if the organization more nearly resembles an association or a partnership rather than a trust. In particular, an investment trust will not be classified as a trust if there is a power under the trust agreement to vary the investment of the certificateholders. Treas. Regs. Section 301.7701-4(b), (c). We have been asked to opine as to whether either the Deposit Trust or the Issuer would be characterized as an association taxable as a corporation.

          The Pooling and Servicing Agreement provides that the Seller is to maintain a Seller Participation Interest representing an investment in the Deposit Trust of at least 1.01% of the Series Participation Interests, which comprise the remaining ownership interests in the Deposit Trust that are to be treated as equity for Federal income tax purposes. It is also provided that the Seller and any additional Seller under that Agreement is to be liable for the entire amount of any losses, claims, damages or liabilities arising out of or based upon the arrangement created by the Agreement, to the extent the assets of the Deposit Trust remaining after Investor Certificateholders, Series Participants and Series Enhancers have been paid in full are insufficient to pay such obligations. The Seller has represented to us that it will have on the Closing Date and maintain a net worth, independent of its investment in the Deposit Trust, at least equal to the lesser of (i) 10% of the excess of the aggregate Principal Balance of all Receivables and Participation Interests in the Deposit Trust over the aggregate principal balance
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of any interests in and obligations of the Deposit Trust treated as indebtedness for federal income tax purposes as of the date of determination ("Deposit Trust Net Equity"), and (ii) the sum of (x) $5 million and (y) 1% of the excess of Deposit Trust Net Equity over $500 million. Upon an Insolvency Event affecting the Seller, the Deposit Trustee is to liquidate the assets of the Deposit Trust, distribute such proceeds and dissolve the Deposit Trust unless, within 90 days after such event, a majority in interest of all Series Participation Interests issued by the Deposit Trust elect to reconstitute the Deposit Trust and elect a new person to assume the rights and obligations of the "Designated Certificateholder" meeting the requisite conditions set forth in an opinion of counsel for maintaining the tax treatment of the Deposit
Trust. Furthermore, the Series 1996-2 Participation will be conveyed to the Issuer, and substantially all of the beneficial interests in the Issuer will be offered for sale to persons unrelated to the Seller.

          The Trust Agreement for the creation of the Issuer provides that the Seller is to maintain an investment in the Certificates equal to a minimum of 1.01% of the Securities Balance of the remaining Certificates. Under the Trust Agreement, the Seller has liability for all the obligations of the Issuer that are not satisfied from the assets of the Issuer, other than the Notes. The Seller has represented to us that it will have on the Closing Date and maintain a net worth, independent of its investment in the Issuer, at least equal to the lesser of (i) 10% of the amount by which the Series 1996-2 Participation Interest Invested Amount exceeds the aggregate Security Balance of the Class A and Class B Notes as of the date of determination ("Issuer Net Equity"), and
(ii) the sum of (x) $5 million and (y) 1% of the excess of Issuer Net Equity over $500 million. In addition, upon the bankruptcy or dissolution of the Seller, the Issuer is to dissolve and liquidate its assets unless, within 90 days after such event, a majority of the remaining Certificateholders elect a new person to assume the rights and obligations of the Seller under the Trust Agreement meeting the requisite conditions set forth in an opinion of counsel for maintaining the tax treatment of the Issuer.1/ We note further that there is no necessary relationship under the arrangements for the offering of the Certificates for the sale of such Certificates to persons related to the Seller.



____________________

1/   The representations here  and in the  preceding paragraph are being given solely to support this tax opinion. In the event the "check-the-box" regulations are adopted under Code Section 7701, (i) the Seller will not be required to maintain this net worth or be liable for any debts of the Deposit Trust or the Issuer, and (ii) the Deposit Trust and the Issuer need not dissolve upon an insolvency event affecting the Seller, for the Deposit Trust and the Issuer to each avoid being treated as an association taxable as a corporation. In such circumstances, the Trust Agreement and the Pooling and Servicing Agreement may be amended, without the consent of Noteholders or Certificateholders, to eliminate these liability and insolvency provisions.
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Household Consumer Loan Trust 1996-2
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          Under these terms and conditions, it is our opinion that neither the
Deposit Trust nor the Issuer will be an association taxable as a corporation, because it lacks the corporate characteristics of continuity of life and limited liability. See Treas. Regs. Section 301.7701- 2(b), (d).

          Opinions of counsel are not binding upon the IRS. It should be noted that no ruling is being sought from the IRS as to the characterization of the Issuer or the Deposit Trust, and neither would meet the conditions prescribed by the IRS for its issuance of a ruling that it is not an association taxable as a corporation. See Rev. Proc. 89-12 (1989-1) C.B. 798, amplified by Rev. Proc. 91-13, 1991-1 C.B. 477, and Rev. Proc. 94-46, 1994-2 C.B. 688.

     3. PUBLICLY-TRADED PARTNERSHIPS. We have been asked to opine as to whether the Deposit Trust or the Issuer would be deemed a "publicly-traded partnership" taxable as a corporation under Code Section 7704. It is our opinion, based upon the assumptions and caveats set forth herein, that neither the Deposit Trust nor the Issuer will be a publicly-traded partnership taxable as a corporation for such purposes. In this respect, we note that in 1988, the IRS issued guidelines for determining when it would refrain from characterizing a partnership as being "publicly-traded". These guidelines, set forth in Notice 88-75, are incorporated within the restrictions on the transfer of interests in the Deposit Trust and on the transfer of Certificates in the Trust Agreement, as well as in the Placement Agreement for the offering and remarketing of the Certificates.

          Notice 88-75 merely provides a "safe harbor", compliance with which assures a partnership that it will not be challenged by the IRS as being "publicly-traded". Noncompliance with such guidelines does not mean that the partnership will be successfully characterized as publicly-traded, only that the IRS need not refrain from challenging its status as such. Near the end of 1995, the Treasury promulgated regulations under Section 7704 which supersede Notice 88-75 with respect to the Issuer immediately, and with respect to the Deposit Trust after 2005. Both the Pooling and Servicing Agreement and the Trust Agreement include restrictions on transferability of interests and Certificates, respectively, that meet the applicable guidelines and regulations. These agreements further empower the Seller to impose such additional restrictions as may be required by subsequent changes in law, judicial rulings or administrative pronouncements, to avoid having the Deposit Trust and the Issuer treated as a publicly-traded partnership.

          The Issuer's ability to avoid being characterized as a publicly-traded partnership depends upon the Notes being characterized as indebtedness for Federal income tax purposes, in that no restrictions are being placed on the transferability of Notes for this purpose. If either class of Notes was characterized as an equity interest in the Issuer, and the Issuer qualified as a partnership for Federal income tax purposes, then there would be nothing to prevent the Issuer from being characterized as a publicly-traded partnership.
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          Even if the Deposit Trust or the Issuer were characterized as a publicly-traded partnership, it could avoid being taxed as a corporation if its income met certain tests and it was not otherwise considered to have derived such income "in the conduct of a financial business." It is possible the Deposit Trust or the Issuer could meet this test, but no assurance can be given in this regard, due to a lack of applicable authority interpreting the meaning of "financial business" for purposes of Code Section 7704.

     4. TAXABLE MORTGAGE POOL RULES. When asset-backed securities (such as the Notes) are issued in two or more classes by any entity substantially all of whose assets consist of direct and indirect interests in debt obligations (such as the Issuer), the entity will be classified as a "taxable mortgage pool" under the rules of Code Section 7701(i) if, among other factors, more than 50% of the debt obligations it holds at the time of issuance of the asset-backed securities (a "testing date") consist of loans secured by interests in real estate. A taxable mortgage pool is taxable as a corporation which may not be included within a consolidated return. The Seller has represented that upon the Closing Date, no more than 45% of the Receivables by aggregate Balance will be secured by interests in real estate. Based upon such representation and our review of the Pooling and Servicing Agreement, it is our opinion that the Issuer is not a "taxable mortgage pool" as of that "testing date". We express no opinion concerning the effect of new issuances of asset-backed securities by the Deposit Trust or the Issuer. We note, however, that to avoid having the Issuer or the Deposit Trust classified as a taxable mortgage pool in the future, the Pooling and Servicing Agreement prohibits the Seller from acquiring Principal Receivables secured by liens on real estate if such acquisition would cause such Principal Receivables to amount to 45% or more of the cost of all Principal Receivables held by the Deposit Trust, and to obtain an opinion of counsel prior to the issuance of any new Series Participation Interests or Investor Certificates that such action will not cause the Deposit Trust, the Issuer, or any portion of either to be a taxable mortgage pool.

     5. ERISA OPINION. You have asked our opinion as to the treatment of the Notes under United States Department of Labor ("Labor") regulations concerning the definition of what constitutes the assets of an employee benefit plan subject to ERISA or plans or arrangements subject to Code Section 4975 (a "PLAN") and the prohibited transaction provisions governing Plans (the "PLAN ASSETS REGULATION") codified in 29 C.F.R. 2510.3-101. The Plan Assets Regulation provides that, if a Plan acquires an "equity interest" in an entity that is neither a "publicly-offered security" (as defined therein) nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the entity will be treated as assets of the Plan and thus as "Plan Assets" unless certain exceptions apply. Under the Plan Assets Regulation, the term "equity interest" is defined as any interest in an entity other than an instrument that is treated as indebtedness under "applicable local law" and which has no "substantial equity features." Labor Regs. Section 2510.3-101(b)(1). Although the Plan Assets Regulation is silent with respect to the question of what law constitutes "applicable local law" for this purpose, Labor has stated that these determinations should be made under the state law
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governing interpretation of the instrument in question.  Preamble to the Plan
Assets Regulation, 51 FR 41262 (Nov. 13, 1986), III.B.(1). We assume for these purposes that the applicable local law will be the laws of the State of New York, as provided in the Indenture. In the preamble to the Plan Assets Regulation, Labor declined to provide a precise definition to what features are equity features or the circumstances under which such features would be considered "substantial", noting that the question of whether a Plan's interest has substantial equity features is an inherently factual one, but that in making a determination it would be appropriate to take into account whether the equity features are such that a Plan's investment would be a practical vehicle for the indirect provision of investment management services. Id., at III.B.(2). Based upon our review of the Reviewed Documents, the credit ratings which will be assigned to the Notes, the collateral securing the Notes, our opinion as to the treatment of the Notes for Federal income tax purposes, and the plain language of the Plan Assets Regulation, it is our opinion that the Notes will be classified as indebtedness under the applicable local law without substantial equity features for ERISA purposes. Please be aware that this opinion is not binding upon Labor and if, contrary to this opinion, the Notes are not deemed to be indebtedness without substantial equity features and no statutory, regulatory or administrative exemption applies, the Issuer could be considered to hold Plan Assets by reason of a Plan's investment in the Notes.

     6. PROSPECTUS DISCUSSION. We have reviewed the discussion in the section of the Prospectus forming a part of the Registration Statement (the "Prospectus") entitled "CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES", and it is our opinion that the contents thereof are materially correct as to matters of law. In rendering this opinion, we have relied upon representations of officers of Household Finance Corporation as to matters of fact.

     7. CONSENT TO USE OF NAME.   We hereby consent to the use of our name under
the heading "CERTAIN LEGAL ASPECTS OF THE RECEIVABLES - Certain Matters Relating to Insolvency", "CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES", "ERISA CONSIDERATIONS", and "LEGAL MATTERS" in the Prospectus forming a part of the Registration Statement.

                                        Very truly yours,

                                        KATTEN MUCHIN & ZAVIS


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